UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2017 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Authorization for U.S.$2,000,000,000 4.500% Global Notes due 2029

Exhibit 2:	Terms Agreement, dated January 16, 2019, between the United Mexican States and the Underwriters, relating to 4.500% Global Notes due 2029

Exhibit 3:	Names and Addresses of the Underwriters

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S.$2,000,000,000 4.500% Global Notes due 2029

Exhibit 5:	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to U.S.$2,000,000,000 4.500% Global Notes due 2029

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on the 22nd day of January, 2019.

By:	/S/ GABRIEL YORIO GONZÁLEZ
	Name:	Gabriel Yorio González
	Title:	Deputy Undersecretary for Public
Credit of the Ministry of Finance and
Public Credit

EXHIBIT INDEX

Exhibit 1:	Form of Authorization for U.S.$2,000,000,000 4.500% Global Notes due 2029

Exhibit 2:	Terms Agreement, dated January 16, 2019, between the United Mexican States and the Underwriters, relating to 4.500% Global Notes due 2029

Exhibit 3:	Names and Addresses of the Underwriters

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S.$2,000,000,000 4.500% Global Notes due 2029

Exhibit 5:	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to U.S.$2,000,000,000 4.500% Global Notes due 2029

4